Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                                 July 28, 2021



Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9513
                      Manifest Thematic Portfolio Series
                     CIK No. 1860094  File No. 333-257212
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We   received  your  additional  comments  regarding   the  Registration
Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
---------

      1. THE STAFF NOTES THE INCONSISTENCY IN DISCLOSURE BETWEEN THE USE OF "PRINCIPALLY ENGAGED" AND THE USE OF "SIGNIFICANT BUSINESS OPERATION." PLEASE BE CONSISTENT WITH THE TERMINOLOGY USED AND PROVIDE ADDITIONAL DETAIL TO EXPLAIN THE TERMINOLOGY.

      Response: The disclosure will be revised to reference "principally engaged." Further, in accordance with the Staff's comment, the below disclosure will be added to the Trust's prospectus:

      "For  purposes  of  selecting  the  Trust's  portfolio,  a   company  is
      considered to be principally engaged if the Sponsor identifies it as a major market participant within a given theme."

      2. THE STAFF NOTES THE DISCLOSURE UNDER THE "PORTFOLIO SELECTION PROCESS" SECTION STATES: "RETURN TO NORMAL CONSUMER SPENDING: COMPANIES PRINCIPALLY ENGAGED IN PROVIDING CONSUMER GOODS AND SERVICES, INCLUDING RETAILERS, MEDIA AND ENTERTAINMENT COMPANIES AND TRAVEL AND LEISURE COMPANIES;"

PLEASE REVISE THE DISCLOSURE TO TIE THE DEFINITION BACK TO "RETURN TO NORMAL CONSUMER SPENDING" OR REMOVE THE HEADING. THE STAFF NOTES THE CORRESPONDING RISK DISCLOSURE IS THE CONSUMER DISCRETIONARY RISK.

      Response: The Trust notes that the companies included under the "return to normal consumer spending" theme are primarily consumer discretionary companies and that the risks applicable to these companies are appropriately captured by the "Consumer Discretionary" risk. Therefore, the Trust believes the risk disclosure as currently presented is appropriate for investor comprehension. In accordance with the Staff's comment, the above-referenced disclosure will be revised as follows:

      "Return to Normal Consumer Spending: companies principally engaged in providing consumer goods and services that the Sponsor expects to benefit from the easing of pandemic restrictions, including retailers, media and entertainment companies and travel and leisure companies."

      3. THE STAFF NOTES THE DISCLOSURE UNDER THE "PORTFOLIO SELECTION PROCESS" SECTION STATES: "AN INITIAL UNIVERSE OF STOCKS IS CREATED BY SELECTING STOCKS THAT HAVE SIGNIFICANT BUSINESS OPERATIONS IN A THEME, TRADE ON A US STOCK EXCHANGE AND HAVE ADEQUATE LIQUIDITY FOR INVESTMENT."

      (A) HOW IS "SIGNIFICANT BUSINESS OPERATIONS" DEFINED?

      (B) PLEASE SPECIFY WHAT "ADEQUATE LIQUIDITY" MEANS?

      Response: The Trust has modified the disclosure to reference "principally engaged" as noted in the Trust's response to Comment 1. In accordance with the Staff's comments, the above referenced disclosure will be revised as follows:

      "An initial universe of stocks is created by selecting stocks that are principally engaged in a theme as described above, trade on a US stock exchange and have enough daily liquidity to adequately support the buying and selling of the anticipated number of shares on any given day to meet the Trust's purchases and/or redemption requirements."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                          Daniel J. Fallon